UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Covol Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  223575 10 1
                         ------------------------------
                                 (CUSIP Number)


                               Richard T. O'Brien
                        PacifiCorp Group Holdings Company
                          700 NE Multnomah, Suite 1600
                             Portland, Oregon 97232
                           Telephone: (503) 731-2133
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                December 24, 1997
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 2 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Group Holdings Company
      93-0866672
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              938,540
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              938,540
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      938,540
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.09%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 3 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp
      93-0246090
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              938,540
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              938,540
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      938,540
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.09%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          3 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 4 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Financial Services, Inc.
      93-0369681
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               938,540
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               938,540
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      938,540
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.09%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          4 of 8

     PacifiCorp Group Holdings Company, a Delaware corporation ("PGHC")(formerly, PacifiCorp Holdings, Inc.), amends its statement on Schedule 13D ("Statement") pertaining to the common stock, $0.001 par value, of Covol Technologies, Inc., a Delaware corporation ("Covol"), which Statement was filed with the Securities and Exchange Commission on April 24, 1997. This Amendment No. 1 ("Amendment") amends the Statement to report accrued and unpaid interest as of December 31, 1997, of $191,920.72 and the extension of additional loans on December 15, 22 and 24, 1997, and January 5 and 21, 1998, in the amounts of $545,200.00, $165,300.00, $691,011.73, $57,306.56 and $489,956.05, respectively, by PacifiCorp Financial Services, Inc., an Oregon corporation and a wholly owned subsidiary of PGHC ("PFS"), pursuant to the the increased facility available under the Convertible Loan and Security Agreement, dated March 20, 1997, as amended December 12, 1997 (the "Loan Agreement"), a copy of which amendment is filed herewith as Exhibit 3, and incorporated by reference herein. The amounts are convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. The loans under the Loan Agreement have been funded out of the working capital of PFS. Accordingly, PFS's has the right to convert the amount outstanding under the Loan Agreement into 938,540 shares of common stock of Covol, subject to adjustments set forth herein. PacifiCorp, an Oregon corporation ("PacifiCorp"), owning 100 percent of the outstanding voting securities of PGHC, and PFS join in this filing.


Item 2. Identity and Background

        The information set forth below amends and supplements the information included under Item 2 of the Statement:

        During the past five years, neither PacifiCorp, PGHC nor PFS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        For a current list of the executive officers and directors of PacifiCorp and PGHC, and of the directors and officers of PFS, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see Exhibit 1, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

        The information set forth below amends and supplements the information included under Item 3 of the Statement:

        Pursuant to the Loan Agreement, PFS has lent $6,377,860.00, which amount, together with accrued and unpaid interest as of December 31, 1997, of $191,920.72, is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. The loans under the Loan Agreement were funded out of the working capital of PFS.

Item 4. Purpose of Transaction

        The information set forth below amends and supplements the information included under Item 4(a) of the Statement:


                                                                          5 of 8

        Pursuant to the Loan Agreement, PFS has lent $6,377,860.00, which amount, together with accrued and unpaid interest as of December 31, 1997, of $191,920.72, is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein.

Item 5. Interest in Securities of the Issuer

        The information set forth below amends and supplements the information included under Item 5 of the Statement:

        (a) - (c) Pursuant to the Loan Agreement, PFS has lent $6,377,860.00 to Covol, which amount, together with accrued and unpaid interest as of December 31, 1997, of $191,920.72, is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. If PFS converted the entire principal amount outstanding under the Loan Agreement it would receive 938,540 shares of common stock of Covol, subject to adjustments as provided in the Loan Agreement. The aggregate number of shares of common stock of Covol beneficially owned by the persons named in response to Item 2, and the number of shares of Common Stock with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on Exhibit 2, which is incorporated herein by reference. Except as described in this Schedule 13D, to the best knowledge of PacifiCorp, PGHC and PFS, none of the persons named in response to Item 2 above beneficially owns any shares of Covol common stock. Except as described in this
Schedule 13D, neither PacifiCorp, PGHC, PFS, nor, to the best of their knowledge, any of the persons listed in Item 2 above has effected any transactions in Covol common stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.


Item 7. Material to be Filed as Exhibits

        Filed as exhibits hereto are the following:

        1 Directors and Officers of PacifiCorp, PacifiCorp Group Holdings Company and PacifiCorp Financial Services, Inc.

        2    Interest in Securities of Covol Technologies, Inc.

        3 Amendment to Convertible Loan and Security Agreement, dated December 12, 1997, incorporated by reference to Exhibit 10.38.1 to the Annual Report on Form 10-K, filed on January 13, 1998, of Covol Technologies, Inc.


                                                                          6 of 8

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PACIFICORP GROUP HOLDINGS COMPANY


                                       By RICHARD T. O'BRIEN
                                          --------------------------------------
                                          Richard T. O'Brien, President, Chief
                                          Executive Officer and Chief Finacial
                                            Officer


                                       PACIFICORP FINANCIAL SERVICES, INC.


                                       By RICHARD T. O'BRIEN
                                          --------------------------------------
                                          Richard T. O'Brien, Senior Vice
                                            President


                                       PACIFICORP


                                       By RICHARD T. O'BRIEN
                                          --------------------------------------
                                          Richard T. O'Brien, Senior Vice
                                            President and Chief Finacial Officer


                                                                          7 of 8

                                    Exhibit 1



                        DIRECTORS AND EXECUTIVE OFFICERS
              OF PACIFICORP GROUP HOLDINGS COMPANY, PACIFICORP AND
                       PACIFICORP FINANCIAL SERVICES, INC.


              (Note: footnote (*) appears at end of this Exhibit 1)



        The directors and executive officers of PacifiCorp Group Holdings Company, PacifiCorp and PacifiCorp Financial Services, Inc. are as follows:

                        PacifiCorp Group Holdings Company
                        ---------------------------------

Name                       Title              Principal Occupation
----                       -----              --------------------

Frederick W. Buckman       Director           President and Chief Executive
                                              Officer of PacifiCorp, an electric
                                              utility, 700 NE Multnomah, Suite
                                              1600, Portland, Oregon 97232;
                                              Chairman of Board of PacifiCorp
                                              Group Holdings Company, 700
                                              NE Multnomah, Suite 1600,
                                              Portland, Oregon 97232

C. Todd Conover            Director           President and Chief Executive
                                              Officer, The Vantage Company,
                                              101 First Street, Suite 670, Los
                                              Altos, California 94022

Nolan E. Karras            Director           Investment Advisor, Karras &
                                              Associates, an investment advisory
                                              firm with offices at 4695 South
                                              1900 West #3, Roy, Utah 84067

Richard T. O'Brien         President and      Senior Vice President and Chief
                           Chief Financial    Financial Officer of PacifiCorp*;
                           Officer            President, Chief Executive Officer
                                              and Chief Financial Officer of
                                              PacifiCorp Group Holdings
                                              Company*; Director and Senior Vice
                                              President of PacifiCorp Financial
                                              Services, Inc.*

Name                       Title              Principal Occupation
----                       -----              --------------------

Verl R. Topham             Senior Vice        Director, Senior Vice President
                           President and      and General Counsel of PacifiCorp;
                           General Counsel    Senior Vice President and General
                                              Counsel of PacifiCorp Group
                                              Holdings Company*

Reynold Roeder             Vice President,    Vice President, Finance of
                           Finance            PacifiCorp Group Holdings
                                              Company*, Vice President of
                                              PacifiCorp Financial Services,
                                              Inc.*

William E. Peressini       Treasurer          Vice President and Treasurer of
                                              PacifiCorp*; Treasurer of
                                              PacifiCorp Group Holdings
                                              Company*; Treasurer of
                                              PacifiCorp Financial Services,
                                              Inc.

Sally A. Nofziger          Secretary          Vice President and Corporate
                                              Secretary of PacifiCorp*;
                                              Secretary of PacifiCorp Group
                                              Holdings Company*, Secretary of
                                              PacifiCorp Financial Services,
                                              Inc.*

James H. Huesgen           Controller         Vice President and Controller of
                                              PacifiCorp; Controller of
                                              PacifiCorp Group Holdings Company



        All of the directors and executive officers of Pacific Group Holdings Company are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   PacifiCorp
                                   ----------

Name                       Title              Principal Occupation
----                       -----              --------------------

W. Charles Armstrong       Director           Consultant, RR, Box 1074, East
                                              Sound, Washington 98245-9409

Kathryn A. Braun           Director           Executive Vice President, Western
                                              Digital Corporation, 8105 Irvine
                                              Center Drive, Irvine, CA  92718

Frederick W. Buckman       Director,          President and Chief Executive
                           President and      Officer of PacifiCorp*
                           and Chief
                           Executive Officer


C. Todd Conover            Director           President and Chief Executive
                                              Officer of The Vantage Company,
                                              101 First Street, Suite 670, Los
                                              Altos, California 94022

Nolan E. Karras            Director           Investment Advisor, Karras &
                                              Associates, Inc., an investment
                                              advisory firm with offices at 4695
                                              South 1900 West #3, Roy, Utah
                                              84067

Keith R. McKennon          Director and       Chairman of the Board of
                           Chairman of        Directors of PacifiCorp*
                           the Board of
                           Directors

Robert G. Miller           Director           Chairman of the Board and Chief
                                              Executive Officer of Fred Meyer,
                                              Inc., a retail merchandising
                                              chain, with offices at 3800 SE
                                              22nd, Portland, Oregon 97202

Alan K. Simpson            Director           Director of PacifiCorp, 1201
                                              Sunshine Avenue, Cody, Wyoming

Verl R. Topham             Director, Senior   Director, Senior Vice President
                           Vice President     and General Counsel of
                           and General        PacifiCorp*; Senior Vice President
                           Counsel            and General Counsel of PacifiCorp
                                              Holdings, Inc.*

Don M. Wheeler             Director           Chairman and Chief Executive
                                              Officer, ICM Equipment Company, a
                                              materials handling and rental
                                              services firm with offices at 4899
                                              West 2100 South, Salt Lake City,
                                              Utah 84120

Nancy Wilgenbusch          Director           President, Marylhurst College,
                                              Marylhurst, Oregon, 97036

Name                       Title              Principal Occupation
----                       -----              --------------------

Peter I. Wold              Director           President, Wold Oil & Gas
                                              Company, an oil and gas
                                              exploration and production
                                              company, with offices at 139 West
                                              Second Street, Suite 200, Casper,
                                              Wyoming 82602

Donald A. Bloodworth       Vice President     Vice President of PacifiCorp*

John A. Bohling            Senior Vice        Senior Vice President of
                           President          PacifiCorp*

Shelley R. Faigle          Senior Vice        Senior Vice President of
                           President          PacifiCorp*

James A. Huesgen           Vice President     Vice President and Controller of
                           and Controller     PacifiCorp*; Controller of
                                              PacifiCorp Group Holdings Company

Paul G. Lorenzini          Senior Vice        Senior Vice President of
                           President of       PacifiCorp*
                           PacifiCorp

Richard T. O'Brien         Senior Vice        Senior Vice President and Chief
                           President and      Financial Officer of PacifiCorp*;
                           Chief Financial    President, Chief Executive Officer
                           Officer            and Chief Financial Officer of
                                              PacifiCorp Group Holdings
                                              Company*

Daniel L. Spalding         Senior Vice        Chairman and Chief Executive
                           President          Officer of Powercor Australia
                                              Limited; Senior Vice President of
                                              PacifiCorp*

Dennis P. Steinberg        Senior Vice        Senior Vice President of
                           President          PacifiCorp*

William C. Brauer          Senior Vice        Senior Vice President of
                           President          PacifiCorp*

Thomas J. Imeson           Vice President     Vice President of PacifiCorp*

Sally A. Nofziger          Vice President     Vice President and Corporate
                           and Corporate      Secretary of PacifiCorp*;
                           Secretary          Secretary of PacifiCorp Group
                                              Holdings Company*; Secretary of
                                              PacifiCorp Financial Services,
                                              Inc.

Michael J. Pittman         Vice President     Vice President of PacifiCorp

William E. Peressini       Vice President     Vice President and Treasurer of
                           and Treasurer      PacifiCorp*; Treasurer of
                                              PacifiCorp Group Holdings
                                              Company*; Treasurer of PacifiCorp
                                              Financial Services, Inc.

        All of the directors and executive officers of PacifiCorp are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       PacifiCorp Financial Services, Inc.
                       -----------------------------------

Name                       Title              Principal Occupation
----                       -----              --------------------

Craig N. Longfield         Director,          Director, President and Chief
                           President and      Operating Officer of PacifiCorp
                           Chief Operating    Financial Services, Inc.
                           Officer

Richard T. O'Brien         Director and       Senior Vice President and Chief
                           Senior Vice        Financial Officer of PacifiCorp*;
                           President          President, Chief Executive Officer
                                              and Chief Financial Officer of
                                              PacifiCorp Group Holdings
                                              Company*; Director and Senior Vice
                                              President of PacifiCorp Financial
                                              Services, Inc.*

Reynold Roeder             Vice President     Vice President, Finance, of
                                              PacifiCorp Group Holdings
                                              Company*; Vice President of
                                              PacifiCorp Financial Services,
                                              Inc.

William E. Peressini       Treasurer          Vice President and Treasurer of
                                              PacifiCorp*; Treasurer of
                                              PacifiCorp Group Holdings
                                              Company*; Treasurer of
                                              PacifiCorp Financial Services,
                                              Inc.;

Sally A. Nofziger          Secretary          Vice President and Corporate
                                              Secretary of PacifiCorp*;
                                              Secretary of PacifiCorp Group
                                              Holdings Company*; Secretary of
                                              PacifiCorp Financial Services,
                                              Inc.

Name                       Title              Principal Occupation
----                       -----              --------------------

Peter J. Craven            Controller         Controller of Accounting Services
                                              of PacifiCorp Group Holdings
                                              Company*; Controller of
                                              PacifiCorp Financial Services,
                                              Inc.*

        All of the directors and executive officers of PacifiCorp Financial Services, Inc. are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------

     * The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this Exhibit 1.

                                                                       Exhibit 2


                           INTERESTS IN SECURITIES OF
                            COVOL TECHNOLOGIES, INC.

        The beneficial ownership interests of PGHC, PFS and PacifiCorp and the directors and officers of each of them are described below:

                        PacifiCorp Group Holdings Company
                        ---------------------------------

   Nature of                    Number of             Percent of Total Number
   Ownership                      Shares                of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or               0                          0%
   Direct the Vote

   Shared Power to Vote          938,540                      10.09%*
   or Direct the Vote

   Sole Power to Dispose               0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose       938,540                      10.09%*
   or to Direct the
   Disposal

                                 =======                      ======

        Total                    938,540                      10.09%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,298,175 (based on the number of shares of Common Stock outstanding at December 17, 1997).

                                   PacifiCorp
                                   ----------


   Nature of                    Number of             Percent of Total Number
   Ownership                      Shares                of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or               0                          0%
   Direct the Vote

   Shared Power to Vote          938,540                      10.09%*
   or Direct the Vote

   Sole Power to Dispose               0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose       938,540                      10.09%*
   or to Direct the
   Disposal

                                 =======                      ======

        Total                    938,540                      10.09%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,298,175 (based on the number of shares of Common Stock outstanding at December 17, 1997).

                       PacifiCorp Financial Services, Inc.
                       -----------------------------------


   Nature of                    Number of             Percent of Total Number
   Ownership                      Shares                of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or               0                          0%
   Direct the Vote

   Shared Power to Vote          938,540                      10.09%*
   or Direct the Vote

   Sole Power to Dispose               0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose       938,540                      10.09%*
   or to Direct the
   Disposal

                                 =======                      ======

        Total                    938,540                      10.09%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,298,175 (based on the number of shares of Common Stock outstanding at December 17, 1997).